Ambow Education Holding Ltd. (in Provisional Liquidation) Fourth Report to Creditors and Shareholders by the Joint Provisional Liquidators dated March 24, 2014 Cause Number: FSD 50 of 2013 (AJJ)

Contents The contacts in connection with this Report are: Cayman Islands: Kris Beighton Tel: +1 345 914 4392 Fax: +1 345 949 7164 krisbeighton@kpmg.ky Hong Kong: Edward Middleton Tel: + 852 2140 2833 Fax: + 852 2869 7357 edward.middleton@kpmg.com Tiffany Wong Tel: + 852 2140 2367 Fax: + 852 2869 7357 tiffany.wong@kpmg.com Page Basis of Report and Disclaimers 2 Glossary of Terms 3 Executive Summary 4 Update on Operations and Restructuring Process 5 ¦ Onshore Operations & Financial Update ¦ Negotiations with Secured Lender Audit Committee Investigations & Audits 6 ¦ Audit Committee Investigations ¦ Audits Regulators 7 ¦ NYSE Current Litigations 8 Costs of the Provisional Liquidation 9 ¦ Approval of the JPLs’ Remuneration ¦ Costs of the Provisional Liquidation Next Steps 10 Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Basis of Report and Disclaimers Basis of Report This Report has been prepared by the Joint Provisional Liquidators (“JPLs”) of Ambow Education Holding Ltd. (in Provisional Liquidation) (“the Company”) for the purposes of providing a written report to creditors and shareholders as to the financial affairs of the Company and the progress of the provisional liquidation of the Company since the Third Report dated January 15, 2014. This Report has been prepared using the information available to the JPLs as of the date of this Report. The JPLs act in their own personal capacity as agents of the Company without personal liability. Disclaimers This Report may not be copied or disclosed to any third party or otherwise be quoted or referred to, in whole or in part, without the JPLs’ prior written consent. In the event that this Report (or any part thereof) is obtained by a third party, any such party relying on the Report does so entirely at their own risk and shall have no right of recourse against the JPLs, their respective firms, partners, employees, professional advisers or agents. None of the JPLs, their respective firms, partners, employees, professional advisers or agents accept any liability or assumes any duty of care to any third party (whether it is an assignee or successor of another third party or otherwise) in respect of this Report and any such party who receives a copy of this Report whether from the JPLs, their respective firms, or any other source shall have no right of recourse against the JPLs or their respective firms, its partners, employees, professional advisers or agents. The work undertaken to prepare this Report has been based largely on information obtained from third parties. The JPLs have not performed an audit examination of this information. Except where specifically stated, the JPLs have not sought to establish the reliability of the sources of information presented by reference to independent evidence. Therefore, certain figures in this Report may be subject to change, including possible significant adjustment, in the future. This Report was not prepared by Management. In preparing certain aspects of this Report, however, the JPLs have relied upon unaudited financial information of the Company and its affiliates, the Company’s books and records, certain financial information prepared by the Company’s accounting team and discussions with members of Management. The JPLs have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the information. Accordingly, the JPLs express no opinion or other form of assurance on the information contained in the cash flow information or relied on in its preparation. Future oriented financial information reported or relied on in preparing this Report is based on Management’s assumptions regarding future events; actual results may vary from forecast and such variations may be material. This Report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. This Report is for informational purposes only and investors should not place undue reliance on its contents (including proposed courses of actions or possible resolution of various issues that the Company faces such as its ongoing liquidity requirements). Any questions or inquiries regarding the matters discussed herein should be directed to the JPLs. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Glossary of Terms 2012 Audit Engagement Audit of the Company’s consolidated financial statements for the year ended December 31, 2012 2013 Audit Engagement Audit of the Company’s consolidated financial statements for the year ended December 31, 2013 Ambow Online Beijing Ambow Online Software Co. Ltd., a wholly owned PRC subsidiary of Ambow Education Management (Hong Kong) Ltd. Audit Committee The Audit Committee of the Company Audit Committee Investigations/ Investigation Investigations referred to in paragraph 3(c) of the order of the Court dated June 7, 2013 (appointment) The Californian Court The United States District Court, Central District of California CEIHL China Education Investment Holding Limited, ultimate transferee of the secured loan made to the Company by International Finance Corporation the Court The Grand Court of the Cayman Islands the Company Ambow Education Holding Ltd. (in Provisional Liquidation) Deloitte Deloitte Financial Advisory Services LLP DLA DLA Piper LLP (US) First Report First report to creditors and shareholders dated September 13, 2013 the Group All entities within the Group Structure Chart as per Appendix I in the First Report JPLs Kris Beighton, Wing Sze Tiffany Wong and Edward Middleton as joint provisional liquidators Loan Facility Loan facility originally dated June 12, 2012 (as subsequently amended and restated) in place between the Company and International Finance Corporation, together with the equitable mortgages and other security as defined in the documents setting forth such loan facility, which was ultimately transferred to CEIHL Management Members of senior management of the Group MBP Marcum Bernstein & Pinchuk LLP, the Company’s auditors Mintel Mintel Learning Technology, Inc., a software developer based in California NYSE New York Stock Exchange PRC People’s Republic of China Petitioner GL Asia Mauritius II Cayman Limited PwC Pricewaterhouse Coopers Zhong Tian CPAs Limited Company RMB Chinese Renminbi Second Report Second report to creditors and shareholders dated November 13, 2013 Skillsoft Skillsoft Asia Pacific, an Australian Company that provides e-Learning software to the Company Stakeholder Committee A committee comprising both creditors and shareholders formed pursuant to the order of the Court dated August 22, 2013 (directions) SummitView SummitView Investment Fund I, L.P., a Cayman Islands exempted limited partnership Third Report Third Report to Creditors and Shareholders by the Joint Provisional Liquidators dated January 15, 2014 USD United States Dollar US Bankruptcy Court United States Bankruptcy Court, Central District of California Note: USD equivalent amount in this Report is converted using USD1 = RMB6.1796, being the conversation rate used by Management in their internal accounts. The converted amount is shown in brackets next to the value in RMB. It is noted that certain amounts in this Report are rounded to thousands (“k”) and millions (“m”) and may therefore be subject to rounding errors. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Executive Summary Events Summary observations Investigations . DLA and Deloitte completed their investigation and DLA issued their report to the JPLs on February 20, 2014. This report revealed that that there was insufficient evidence to substantiate the allegations made, but that the Company’s corporate governance structure needed improvement. . The JPLs are in the process of liaising with MBP and PwC in relation to DLA’s findings. Operations Update . The onshore business continues to operate under strained liquidity. . The JPLs were advised by the Management that Ambow Online, an onshore subsidiary of the Group, further negotiated external funding of RMB16m to meet the Group's operating expenses and various other obligations . . At the time of this Report, approximately USD13.5m (RMB83m) in onshore loans (plus applicable interest) will fall due in April 2014. Restructuring Process . On March 9, 2014, an exclusivity agreement was entered into with CEIHL, the secured creditor of the Company, pursuant to which the JPLs agreed to grant a period of exclusivity to negotiate and implement a restructuring plan in return for continued forbearance under the Loan Facility. . The objective of the restructuring plan will be to return the Company and the group to solvency and to allow for the discharge of the JPLs by the Court prior to the onshore loans falling due. Regulators . On January 24, 2014, the NYSE granted an extension for the outstanding 2012 Form 20-F filing until February 28, 2014. . On March 10, 2014, the NYSE granted a further extension until May 15, 2014, subject to continued monitoring of the Company’s progress on its critical milestones. By May 15, 2014, the NYSE would have granted the company the remainder of its six-month extended filer period. Audit . On March 7, 2014, the Court granted approval for the JPLs to re-commence and complete work on the 2012 Audit Engagement and 2013 Audit Engagement, and to investigate whether any re-statement of the 2011 audited financials was necessary. MBP have commenced work on these engagements. Current Litigation . The parties have entered into a settlement agreement on the Mintel litigation, which is subject to court approval in both the Cayman Islands and the United States. This agreement received the approval of the US Bankruptcy Court on March 19, 2014 and a hearing date has been set in the Cayman Islands on March 31, 2014. . In respect of California Class Action, the California Court granted the defendants’ motions to dismiss with leave to amend no later than March 17, 2014. An amended complaint was filed, and the JPLs anticipate filing a motion to dismiss this complaint. . In respect of actions in Hong Kong, the execution of summary judgment and Skillsoft’s application for interim payment have been stayed. Costs . The costs of the provisional liquidation totaled c.USD7.4m through to February 28, 2014. . On January 27, 2014, the Court issued an order approving the JPLs’ remuneration and disbursements up to November 30, 2013 in the sum of c.USD3.6m. Next Update . The JPLs intend to issue further reports to creditors and shareholders as required, but no later than May 13, 2014. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Update on Operations & Restructuring Process Liquidity in January and February was tight similar to historical trends. In February 2014, Ambow Online borrowed a further RMB16m to meet the Group’s operating expenses and various other obligations. Approximately USD13.5m (RMB83m) in onshore loans (plus applicable interest) will fall due in April 2014. The JPLs and CEIHL are working toward a challenging and aggressive timetable of submitting a restructuring plan to the Court for approval, by early April, 2014 Onshore Operations & Financial Update . Based on information provided by Management, the Group's onshore business continues to operate under strained liquidity. The JPLs are advised that business in January and February is historically slow, implying that liquidity is particularly tight in the first two calendar months of the year. It is anticipated that business will improve in March as students complete their semester and start to enroll for new courses. Management have provided the JPLs with their preliminary cashflow forecasts for 2014. . In the Third Report, it was noted that Ambow Online obtained loan facilities totaling RMB17m from a third party in the PRC to alleviate the liquidity constraints of the Group. At the date of this Report, Ambow Online has drawn down on these facilities in full. . The JPLs were advised by Management that in February 2014 Ambow Online, an onshore subsidiary of the Group, further negotiated a loan facility of RMB16m with the same PRC entity in order to meet the Group's operating expenses and various other obligations including payment of the retainer fee to MBP for re-commencement and completion of the 2012 Audit Engagement and the 2013 Audit Engagement. The entire amount of this additional facility was drawn down in February 2014. . Management advised that, pursuant to the supplemental loan agreement with the PRC lender, all the loans (the existing loans of RMB17m plus the additional loan of RMB16m), with applicable interest, will become due and payable on April 30, 2014. . In addition to the above loans (RMB33m plus applicable interest) falling due in April, the RMB50m loan borrowed from an asset management company in the PRC will also become due and payable, with applicable interest, in April 2014. . At the Company level, the available cash remains unchanged (USD33k). No further amounts have been received from SummitView in relation to its outstanding consideration for equity investment, although its affiliates separately contributed funding for the Audit Committee Investigations. Negotiations with Secured Lender .Shortly after receipt of the DLA report, the JPLs recommenced discussions with both the Stakeholder Committee and third parties, regarding potential investments into the Company. .Subsequent to this, an exclusivity agreement was entered into with CEIHL, the secured creditor of the Company, on March 9, 2014. In return for continued forbearance under the Loan Facility, the Company has granted CEIHL a period of exclusivity to negotiate and implement a restructuring plan, designed to return the Company and the group to solvency and to allow for the discharge of the JPLs by the Court. The JPLs and CEIHL are working toward a challenging and aggressive timetable of facilitating and submitting such a plan to the Court for approval, by early April, 2014. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Audit Committee Investigations & Audits The JPLs received the report of the Investigation from DLA on February 20, 2014. DLA found that there was insufficient evidence to substantiate the allegations made but that the Company’s corporate governance structure needed improvement. The 2012 Audit Engagement and the 2013 Audit Engagement have re- commenced, although further funding will be required before this work is completed. Audit Committee Investigations . In the Third Report, it was noted that the report from DLA was expected to be delivered to the JPLs during the week commencing January 13, 2014. DLA advised on January 17, 2014 that they would require further time to complete their report. . The JPLs subsequently received the report from DLA on February 20, 2014. This report revealed that that there was insufficient evidence to substantiate allegations made, but that the Company’s corporate governance structure needed improvement. . The JPLs discussed the findings in the report with the members of the Stakeholder Committee. As a result of these discussions, it was agreed to recommence the 2012 Audit Engagement and start the 2013 Audit Engagement (discussed further below). . The JPLs are in the process of liaising with both the Company’s current auditor, MBP, and the auditor of the Company’s consolidated financial statements for the years ending December 31, 2011 and 2010, PwC, in relation to DLA’s findings and whether PWC will consent to the inclusion of their prior audit reports for relevant years in the Form 20-F filings that are required to be made by May 15, 2014. Audits .As noted above, the JPLs and the Stakeholder Committee agreed that the 2012 Audit Engagement should recommence alongside the commencement of the 2013 Audit Engagement. .The JPLs have agreed the terms of engagement with MBP in relation to the 2013 Audit Engagement, which required an upfront retainer of USD50k and RMB2m within the first two weeks of their appointment. .The JPLs obtained consent from the external funders which funded the Investigation to allow the JPLs to use USD50k and RMB1m of the surplus funds from the Investigation to pay part of the retainer fee to MBP. Management have arranged a further payment of RMB1m to MBP – these funds were sourced from a loan recently negotiated between Ambow Online and a third party lender. MBP has since commenced work on these engagements. .As stated in the First Report, the JPLs were ordered by the Court not to incur further expenses related to completing the 2012 Audit Engagement without further order of the Court. The JPLs filed an application to the Court on March 4, 2014 seeking authorisation to recommence and complete both the 2012 Audit Engagement and the 2013 Audit Engagement, and the determination of whether any amendments are required to the Company’s consolidated financial statements for the year ended December 31, 2011 as a result of the findings contained in the DLA Report. This authorisation was granted by the Court in an order dated March 7, 2014. .The JPLs are in the process of sourcing additional funding for the remaining audit costs. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Regulators Since the Third Report, the NYSE granted an initial extension for the outstanding 2012 Form 20-F filing to February 28, 2014, and then a further extension through to May 15, 2014. NYSE . In the Third Report, it was noted that an extension had been granted by the NYSE for the 2012 Form 20-F filing through to December 31, 2013, and the JPLs were awaiting a determination as to whether a further extension would be granted following a discussion with the NYSE on January 3, 2014 which included an update on the progress of the Investigation . On January 24, 2014, the NYSE granted the Company a further extension through to February 28, 2014 on the basis that it would continue to monitor the Company’s progress on the Investigation and its other critical milestones. . The JPLs held a further discussion with the NYSE on February 24, 2014 and updated the NYSE on the status of the provisional liquidation including the receipt of the report. The JPLs further notified the NYSE that the work on both the 2012 Audit Engagement and the 2013 Audit Engagement had commenced. . On March 10, 2014, the NYSE granted the Company with an extension through to May 15, 2014, again advising that they would continue to monitor the Company’s progress on its critical milestones. By May 15, 2014, the NYSE would have granted the company the remainder of its six-month extended filer period. . The JPLs are working diligently with the Company's auditors to resolve all matters necessary to enable compliance with this deadline. . The trading halt of the Company’s securities remains in place. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Current Litigation In respect of California Class Action, the California Court granted the defendants’ motions to dismiss with leave to amend no later than March 17, 2014. An amended complaint was submitted prior to this deadline. In relation to the Mintel litigation, a settlement agreement was executed on February 17, 2014. This has been approved by the US Bankruptcy Court and a hearing date has been set in the Cayman Islands for March 31, 2014. In respect of actions in Hong Kong, the execution of summary judgment and Skillsoft’s application for interim payment continues to be stayed. Since the Third Report, the JPLs have continued to attend to the three litigation matters against the Company: . California Class Action – On February 6, 2014, the California Court issued an order granting the defendants’ motions to dismiss with leave to amend. The Court’s order required plaintiffs to file any further amended complaint no later than March 17, 2014, and stated that judgment would be entered in favor of defendants if plaintiffs did not do so. An amended complaint was filed, and the JPLs anticipate filing a motion to dismiss this complaint. . Action in United States District Court, Northern District of California – On February 17, 2014 a settlement agreement was entered into between the Company and the Chapter 7 Trustee acting on behalf of Mintel and its bankruptcy estate. This agreement is made subject to court approval in both the Cayman Islands and the United States. The US Bankruptcy Court approved the settlement agreement on March 19, 2014 while a hearing date has been set in the Cayman Islands for March 31, 2014. . Actions in Hong Kong - The execution of the summary judgment obtained in December 2013 and Skillsoft’s application for the interim payment continued to be stayed pursuant to the Order of the Hong Kong Court. Since the Third Report, there have been no further developments regarding the remaining writs filed by Skillsoft. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Costs of the Provisional Liquidation Approval of the JPLs’ Remuneration . As stated in the Third Report, a hearing was scheduled on January 21, 2014 to determine the JPLs’ remuneration and disbursements from the inception of the provisional liquidation through to November 30, 2013. The Petitioner, a member of the Stakeholder Committee, filed written submissions to the Court in respect of the JPLs’ remuneration and disbursements. The JPLs submitted responses to the Court with an offer to discount their hourly rates to demonstrate their willingness to attempt to bring the issue of the JPLs’ remuneration and disbursements to a conclusion. . Upon considering the parties’ submissions, the Court approved the JPLs’ remuneration and disbursements through to November 30, 2013 in the amount of c.USD3.6m, reflecting an overall reduction of c.USD485k arising from the reduction of the JPLs’ rates as offered and the revision of certain time costs. . In addition to the above, the JPLs have approached each of their legal counsel to seek a discount to their standard rates. As of the date of this Report, all but one have agreed. Costs of the Provisional Liquidation . As of February 28, 2014, the costs of the provisional liquidation total c.USD7.4m. This total consists of the JPLs’ time costs and disbursements of c.USD4.1m, and c.USD3.3m in legal fees. . Of this amount, c.USD144k relates to costs incurred by the JPLs and their legal counsel in facilitating the completion of the Audit Committee Investigations. Funding for the Audit Committee Investigations has been received from external parties, of which c. USD80k has been allocated to date. All costs not related to the Audit Committee Investigations remain unpaid in their entirety. . The costs of DLA, Deloitte and MBP are funded from the external funding obtained for the Audit Committee Investigations and are not included in the above figures. . As noted earlier in this Report, further funding is required to fund both the 2012 Audit Engagement and the 2013 Audit Engagement, and the JPLs are engaging in discussions with potential funders in this respect. The Court has approved the JPLs’ remuneration and disbursements through to November 30, 2013 in the amount of c.USD3.6m. In addition, all but one of the JPLs’ legal counsel have agreed to discounts to their standard rates. The costs of the provisional liquidation total c.USD7.4m through to February 28, 2014. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

Next Steps The JPLs intend to issue further reports to stakeholders as required, but no later than May 13, 2014. . The steps which the JPLs intend to take include the following: – Work with CEIHL, Management and other relevant stakeholders during the term of the exclusivity period to pursue and implement a restructuring of the Company; – Continue to liaise with DLA, MBP and PwC in relation to the results of the Investigation and any work required in relation to the Form 20-F filings for 2011, 2012 and 2013; – Continue providing updates to the NYSE in an attempt to preserve the Company’s listing status; – Provide regular updates to the Stakeholder Committee and liaise with respect to matters arising from the provisional liquidation and potential restructuring of the Group; – Continue to work with Management to maintain onshore operations and monitor liquidity of the Group; – Continue to work with advisors to defend litigation the Company is party to; and – Issue a further report to the creditors and shareholders of the Company as required, but no later than May 13, 2014. Fourth Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated March 24, 2014

The information contained herein is of a general nature and is not intended to address the circumstances of any particular individual or entity. Although we endeavour to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. No one should act on such information without appropriate professional advice after a thorough examination of the particular situation.